EXHIBIT 99.1

T 778.379.0040 F 604.688.2419 IR@LEVON.COM SUITE 500, 666 BURRARD STREET VANCOUVER, BC V6C 2X8

July 7, 2015	TSX Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON PROVIDES UPDATE ON TSX LISTING

Levon Resources Ltd. ("Levon" or the "Company") wishes to update securityholders on the expected listing date (the "Listing") of the new class of common shares (the "New Levon Shares") of Levon and the common shares (the "Spinco Shares") of 1027949 B.C. Ltd. ("Spinco") on the Toronto Stock Exchange ("TSX") following completion of the previously announced plan of arrangement (the "Arrangement") involving SciVac Ltd., Levon and Spinco, which is expected to complete on July 9, 2015.

Upon completion of the Arrangement, the current Levon common shares (the "Old Levon Shares") will continue to trade on the TSX under the trading symbol "LVN" for 3 business days, but will represent rights of shareholders to receive New Levon Shares and Spinco Shares immediately upon Listing. Assuming completion of the Arrangement on July 9, 2015 and subject to the receipt of final approval of the TSX, the New Levon Shares and the Spinco Shares are expected to commence trading on the TSX on or about July 14, 2015 under the trading symbols "VAC" and "LVN", respectively. The Old Levon Shares are expected to cease to be listed for trading on the TSX on or about the close of business on July 13, 2015.

Upon completion of the Arrangement Levon will change its name to "SciVac Therapeutics Inc." and Spinco will change its name to "Levon Resources Ltd.".

For details of the Arrangement, please see Levon's management information circular dated May 1, 2015 and Levon's press release dated March 20, 2015, both of which have been filed on Levon's profile on SEDAR at www.sedar.com.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the Company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 778-379-0040.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, include, but are not limited to, statements regarding the completion of the Arrangement, the Listing and the trading of the Old Levon Shares and New Levon Shares on the TSX and are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.